August 20, 2009

via EDGAR

Rebecca Marquigny
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549-4644

RE:	Principal Variable Contracts Funds, Inc.
Post-Effective Amendment on Form N-1A number 70
File Numbers. 002-35570, 811-01944
ACCESSION NUMBER: 0000898745-09-000377

Dear Ms. Marquigny,

This letter responds, on behalf of Principal Variable Contracts Funds, Inc. (the “Registrant”), to the
comments of the Staff of the Securities and Exchange Commission (“Commission”), which you communicated to me by telephone on July 28, 2009 with respect to post-effective amendment no. 70 to
Registrant’s registration statement on Form N-1A (“the Amendment”). The Amendment was filed with the
Commission on June 26, 2009, pursuant to Rule 485(a)(1) under the Securities Act of 1933 (the “1933
Act”). Changes in response to Staff comments as described below will be made by the Registrant in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933
Act (Amendment number 71).

Comments on the Prospectus and Statement of Additional Information

Comment 1. There is a discrepancy between the date of the Amendment’s effectiveness as noted on the facing page and the date indicated on the prospectus and statement of additional information supplements.

Response: The requested change will be made by changing the date of the supplements to
August 25, 2009.

Comment 2. Revise the statement in both the prospectus and statement of additional information supplements that says, “The MidCap Blend Account will have Class 2 shares available.”

Response: The requested revision will be made (“The MidCap Blend Account, an existing series with Class 1 shares, will have Class 2 shares as of the date of this supplement.”)

Comment on the Part C

Comment 3. Please revise the response to Form N-1A Item 23(c).

Response: The requested revision will be made (“These have been previously filed as noted in response to Items 23(a) and 23(b).”).

Amendment 71 incorporates by reference the prospectus (the “Prospectus”) and statement of additional information (“SAI”), each dated May 1, 2009, included in Post-Effective Amendment No. 69 to the registration statement on Form N-1A filed on April 27, 2009 pursuant to paragraph (a) of Rule 485.
Amendment 71 also incorporates by reference the supplements to the Prospectus dated and filed May 4,
2009, May 21, 2009, and June 19, 2009 and supplement to the SAI dated and filed June 19, 2009 pursuant to Rule 497.

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that staff comments or our changes to the disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 515-235-9154 or Adam Shaikh at 515-235-9328 if you have any questions.

Sincerely,

/s/ Jennifer A. Mills

Jennifer A. Mills
Attorney